Filed pursuant to Rule 424(b)(3)

Registration No. 333-175052

SENECA GLOBAL FUND, L.P.

SUPPLEMENT DATED AS OF MARCH 1, 2013

TO

THE PROSPECTUS AND DISCLOSURE DOCUMENT

DATED JUNE 1, 2012

This Supplement discusses certain changes to information contained in the Prospectus and Disclosure Document dated June 1, 2012 (the “Prospectus”) of Seneca Global Fund, L.P. (the “Fund”) and updates certain Commodity Futures Trading Commission required information and certain supplemental information contained in the Prospectus. All capitalized terms used in this Supplement have the same meaning as in the Prospectus unless specified otherwise. Prospective investors should review the contents of this Supplement and the Prospectus carefully before deciding whether to invest in the Fund. All information in the Prospectus is hereby restated, except as updated hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Supplement. Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT SUPPLEMENT.

* * * * * * * * * *

Cover Page (Cover Page of the Prospectus)

Steben & Company, Inc., or the General Partner, is a Maryland corporation registered with the Commodity Futures Trading Commission, or the CFTC, as a commodity pool operator, introducing broker and swap firm. The General Partner is also registered with the Securities and Exchange Commission, or the SEC, as an investment adviser and a broker dealer.

Aspect Capital Limited, or Aspect; Blackwater Capital Management, LLC, or Blackwater; Estlander & Partners, Ltd., or EP; and Quantitative Investment Management, LLC, or QIM; and together with Aspect, Blackwater and EP, the Trading Advisors; are the Fund’s commodity trading advisors. Each Trading Advisor trades the portion of the Fund assets allocated to it pursuant to its own trading program, together the Trading Programs. Aspect trades pursuant to its Aspect Diversified Program, Blackwater trades pursuant to its Global Program, EP trades pursuant to its Alpha Trend Program and QIM trades pursuant to its Global Program. The Trading Advisors will trade the Fund’s assets allocated to them pursuant to the instruction of the General Partner.

The Units (Page 1 of the Prospectus)

The estimated profit needed to break even, during the first year following investment, on an assumed investment of $10,000 in each series of Units is as follows:

Series A Units – $789 or 7.89%	Series C Units – $416 or 4.16%
Series B Units – $589 or 5.89%	Series I Units – $512 or 5.12%

Purchases and Redemptions of Units (Page 1 of the Prospectus)

Units are now available for sale as of the open of business each Wednesday, or if Wednesday is a bank holiday, the next following business day, at the Net Asset Value per Unit of the relevant Series as of the close of business on the preceding day. A Limited Partner may redeem Units as of any Tuesday, provided that if any Tuesday falls on a bank holiday, the Redemption Date will be the next following business day, at the Net Asset Value per Unit.

1

Breakeven Table (Page 11 of the Prospectus)

The table below sets forth the Trading Profits that must be earned by the Fund to break even during the first year of investment, based on an initial investment of $10,000 (assuming no changes in Net Asset Value and interest income of 0.39%)

	Dollar Amount and Percentage of Expenses[1]
	Series A2		Series B2		Series C2		Series I2
Expense	$	%	$	%	$	%	$	%
Trading Advisor Management Fee[3]	$117	1.17%	$117	1.17%	$117	1.17%	$117	1.17%
Trading Advisor Incentive Fee[4]	$132	1.32%	$87	0.87%	$49	0.49%	$70	0.70%
Brokerage Commissions and Trading Expenses[5]	$35	0.35%	$35	0.35%	$35	0.35%	$35	0.35%
General Partner Management Fee	$150	1.50%	$150	1.50%	$150	1.50%	$150	1.50%
Administrative Expenses[5]	$95	0.95%	$95	0.95%	$95	0.95%	$95	0.95%
Offering Expenses[5]	$75	0.75%	$75	0.75%	$0	0.00%	$75	0.75%
Selling Agent Fees[5]	$200	2.00%	$0	0.00%	$0	0.00%	$0	0.00%
Broker Dealer Servicing Fee or Broker Dealer Custodial Fee[5]	$15	0.15%	$60	0.60%	$0	0.00%	$0	0.00%
Cash Manager Fee[6]	$9	0.09%	$9	0.09%	$9	0.09%	$9	0.09%
Interest Income[7]	$(39)	(0.39)%	$(39)	(0.39)%	$(39)	(0.39)%	$(39)	(0.39)%
12-Month Breakeven[8]	$789	7.89%	$589	5.89%	$416	4.16%	$512	5.12%

1	The breakeven analysis assumes that the Units have a constant month-end net asset value and is based on an initial minimum subscription of $10,000. See “Charges” for an explanation of the expenses included in the “Breakeven Table.”
2	Once the Fee Limit (described on page 8 of the Prospectus) is reached, Series A Units, Series B Units and Series I Units will be automatically exchanged for Series C Units. Series C Units may not be purchased and will not be exchanged for Series A, B or I Units until sometime after the first year of investment when the Fee Limit is reached.
3	The Trading Advisor Management Fees payable by the Fund to the Trading Advisors range from 0.00% to up to 1.50% of the trading level allocated to the Trading Advisors. Based on the allocation of the Fund’s trading level among the Trading Advisors as of the date of this Supplement, the estimated aggregate blended Trading Advisor Management Fee rate is 1.17% of the Fund’s Net Asset Value.
4	Trading Advisor Incentive Fees are paid to each Trading Advisor only on Trading Profits earned by such Trading Advisor. Trading Profits are determined prior to deducting the General Partner Management Fee, Administrative Expenses, Offering Expenses, Selling Agent Fees, Sales and Servicing Fees, Cash Manager Fees and any extraordinary expenses (and, in the case of QIM, a portion of the ongoing operational and administrative costs, fees and expenses of the Fund equal to 1.44% annually), and do not include interest income. As a result, Trading Advisor Incentive Fees will be payable at the Fund’s break-even point.
5	Expense levels are assumed to be at maximum levels, with the exception of Brokerage Commissions and Trading Expenses, which is a good faith estimate as of the date of this Supplement. The compensation paid to the Futures Commission Merchants is estimated at 0.35% of the Fund’s average annual Net Asset Value and will not, under any circumstance, exceed the maximum permissible brokerage expense of 14% of the average annual Net Asset Value of the Fund established by the guidelines of the North American Securities Administrators Association, Inc. Selling Agent Fees and the Sales and Servicing Fees are described in the Prospectus in detail. See “Summary — Fees and Expenses.”
6	The Cash Manager Fees are estimated at 0.09% of the Fund’s Net Asset Value because the Cash Managers charge approximately a 0.10% per annum fee on the basis of the assets placed under their management and the General Partner anticipates that approximately 60-80% of the Fund’s assets will be managed by the Cash Managers.
7	Interest income currently is estimated to be earned at a rate of 0.39% based upon the current interest rates of the anticipated mix of cash, bank deposits, short-term obligations of the U.S. Government. Government-sponsored enterprises, and fully registered U.S. money market funds or short-term (under one year) investment grade interest bearing securities, including commercial paper. This rate will change from time-to-time according to prevailing interest rates.
8	Series A Units are subject to a Redemption Fee that declines every week during the first year an investor holds such Series A Units so that, at the end of the 12th month following investment, the Redemption Fee is $0. Thus, no Redemption Fee is shown at the 12-Month Breakeven point. An investor redeeming his Series A Units prior to the one-year anniversary of the subscription date will pay a Redemption Fee, determined by how long the investor held his Series A Units. For example, based on an initial investment of $10,000, the Redemption Fee at the end of the 48th week-end following investment would be $15.38 or 0.154% of the initial investment.

2

Performance of the Fund (Page 21 of the Prospectus)

PERFORMANCE OF THE FUND

December 2008 to December 2012

Series A Units

The following are the monthly rates of return for Series A Units from December 1, 2008 through December 31, 2012. There can be no assurance that the Fund will continue to perform in the future in the way it has in the past. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

SENECA GLOBAL FUND, L.P.

Type of Pool: Publicly Offered

Commencement of Fund: September 1, 2008

Commencement of Series: December 1, 2008

Aggregate Series A Subscriptions: $ 31,483,866

Aggregate Fund Subscriptions: $ 93,517,130*

Current Series Capitalization: $ 17,300,439

Current Fund Capitalization: $ 50,003,743

Largest Monthly Drawdown*: (10.02)% June 2009

Largest Peak-to-Valley Drawdown*: (31.54)% March 2009 – November 2012

Net Asset Value per Series A Unit, December 31, 2012: $73.18

Monthly Rates Of Return	2012	2011	2010	2009	2008
January	(0.72)%	(1.83)%	(3.61)%	0.37%
February	2.23%	2.81%	2.44%	0.57%
March	(4.63)%	(1.56)%	4.06%	(4.55)%
April	0.54%	4.96%	1.82%	(4.18)%
May	3.76%	(7.89)%	(4.01)%	(2.77)%
June	(9.42)%	(3.59)%	0.80%	(10.02)%
July	5.28%	5.11%	(1.98)%	(1.91)%
August	(3.54)%	0.20%	7.90%	4.37%
September	(3.11)%	4.62%	0.98%	3.01%
October	(6.11)%	(8.92)%	3.95%	(5.76)%
November	(2.27)%	(3.51)%	(5.05)%	9.26%
December	1.49%	0.75%	5.70%	(6.37)%	4.31%
Compound Rate of Return	(16.18)%	(9.64)%	12.77%	(17.87)%	4.31% (1 month)

* See the notes on page 6 of this Supplement.

3

PERFORMANCE OF THE FUND

November 2008 to December 2012

Series B Units

The following are the monthly rates of return for Series B Units from November 1, 2008 through December 31, 2012. There can be no assurance that the Fund will continue to perform in the future in the way it has in the past. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

SENECA GLOBAL FUND, L.P.

Type of Pool: Publicly Offered

Commencement of Fund: September 1, 2008

Commencement of Series: November 1, 2008

Aggregate Series B Subscriptions: $ 19,052,396

Aggregate Fund Subscriptions: $ 93,517,130*

Current Series Capitalization: $ 9,133,773

Current Fund Capitalization: $ 50,003,743

Largest Monthly Drawdown*: (9.90)% June 2009

Largest Peak-to-Valley Drawdown*: (27.31)% March 2009 – November 2012

Net Asset Value per Series B Unit, December 31, 2012: $82.73

Monthly Rates Of Return	2012	2011	2010	2009	2008
January	(0.59)%	(1.70)%	(3.49)%	0.47%
February	2.36%	2.95%	2.57%	0.67%
March	(4.50)%	(1.43)%	4.19%	(4.40)%
April	0.67%	5.10%	1.95%	(4.05)%
May	3.90%	(7.77)%	(3.88)%	(2.65)%
June	(9.29)%	(3.44)%	0.93%	(9.90)%
July	5.42%	5.25%	(1.86)%	(1.78)%
August	(3.42)%	0.35%	8.04%	4.50%
September	(2.98)%	4.78%	1.11%	3.15%
October	(5.99)%	(8.80)%	4.08%	(5.63)%
November	(2.15)%	(3.38)%	(4.92)%	9.41%	6.04%
December	1.62%	0.88%	5.83%	(6.25)%	4.42%
Compound Rate of Return	(14.85)%	(8.15)%	14.55%	(16.61)%	10.72% (2 mos.)

* See the notes on page 6 of this Supplement.

4

PERFORMANCE OF THE FUND

September 2012 to December 2012

Series C Units

The following are the monthly rates of return for Series C Units from September 1, 2012 through December 31, 2012. There can be no assurance that the Fund will continue to perform in the future in the way it has in the past. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

SENECA GLOBAL FUND, L.P.

Type of Pool: Publicly Offered

Commencement of Fund: September 1, 2008

Commencement of Series: September 1, 2012

Aggregate Series C Subscriptions: $0*

Aggregate Fund Subscriptions: $ 93,517,130*

Current Series Capitalization: $ 1,604,266

Current Fund Capitalization: $ 50,003,743

Largest Monthly Drawdown*: (5.88)% October 2012

Largest Peak-to-Valley Drawdown*: (10.45)% September 2012 – November 2012

Net Asset Value per Series C Unit, December 31, 2012: $91.11

Monthly Rates Of Return	2012	2011	2010	2009	2008
January
February
March
April
May
June
July
August
September	(2.87)%
October	(5.88)%
November	(2.04)%
December	1.74%
Compound Rate of Return	(8.89)% (4 mos.)

* See the notes on page 6 of this Supplement.

5

PERFORMANCE OF THE FUND

September 2008 to December 2012

Series I Units

The following are the monthly rates of return for Series I Units from September 1, 2008 through December 31, 2012. There can be no assurance that the Fund will continue to perform in the future in the way it has in the past. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

SENECA GLOBAL FUND, L.P.

Type of Pool: Publicly Offered

Commencement of Fund: September 1, 2008

Commencement of Series: September 1, 2008

Aggregate Series I Subscriptions: $ 42,080,868

Aggregate Fund Subscriptions: $ 93,517,130*

Current Series Capitalization: $ 21,182,358

Current Fund Capitalization: $ 50,003,743

Largest Monthly Drawdown*: (9.86)% June 2009

Largest Peak-to-Valley Drawdown*: (25.88)% April 2011 – November 2012

Net Asset Value per Series I Unit, December 31, 2012: $96.38

Monthly Rates Of Return	2012	2011	2010	2009	2008
January	(0.54)%	(1.65)%	(3.44)%	0.51%
February	2.41%	3.00%	2.63%	0.71%
March	(4.45)%	(1.38)%	4.24%	(4.23)%
April	0.73%	5.15%	2.01%	(4.00)%
May	3.95%	(7.72)%	(3.83)%	(2.60)%
June	(9.25)%	(3.37)%	0.98%	(9.86)%
July	5.47%	5.30%	(1.81)%	(1.73)%
August	(3.37)%	0.39%	8.09%	4.55%
September	(2.93)%	4.81%	1.16%	3.20%	3.88%
October	(5.94)%	(8.75)%	4.13%	(5.59)%	9.32%
November	(2.10)%	(3.33)%	(4.87)%	9.46%	6.08%
December	1.68%	0.93%	5.89%	(6.20)%	4.46%
Compound Rate of Return	(14.35)%	(7.62)%	15.25%	(16.01)%	25.83% (4 mos.)

* The General Partner contributed initial capital to the Fund of $500,000 as part of the Fund’s launch and an additional $100,000 in each of November 2010, July 2011, December 2011 and November 2012. This amount is included in the “Aggregate Fund Subscriptions” figure, and is tracked separately from Series A, B, and I Units.

“Largest Monthly Drawdown” is the largest single month loss sustained during the last five years and year-to-date. “Drawdown” as used in this table means losses experienced by the relevant pool over the specified period and is calculated on a rate of return basis, i.e., dividing net performance by beginning equity. “Drawdown” is measured on the basis of monthly returns only, and does not reflect intra-month figures. “Month” is the month of the % Largest Monthly Drawdown.

“Largest Peak-to-Valley Drawdown” is the largest percentage decline in the Net Asset Value per Unit during the last five years and year-to-date. This need not be a continuous decline, but can be a series of positive and negative returns where the negative returns are larger than the positive returns. “Largest Peak-to-Valley Drawdown” represents the greatest percentage decline from any month-end Net Asset Value per Unit that occurs without such month-end Net Asset Value per Unit being equaled or exceeded as of a subsequent month-end. For example, if the Net Asset Value per Unit of a particular pool declined by $1 in each of January and February, increased by $1 in March and declined again by $2 in April, a “peak-to-valley drawdown” analysis conducted as of the end of April would consider that “drawdown” to be still continuing and to be $3 in amount, whereas if the Net Asset Value per Unit had increased by $2 in March, the January-February drawdown would have ended as of the end of February at the $2 level.

6

Series C Units are not available for purchase. Rather, Series A, Series B and Series I Units are automatically exchanged for Series C Units once the Fee Limit (described on page 8 of the Prospectus) is reached.

Principals of the General Partner (Page 25 of the Prospectus)

The Principals, directors and officers of the General Partner are Kenneth E. Steben, Michael D. Bulley, Carl A. Serger, John Dolfin, Neil Menard, Francine Rosenberger, Richard C. Kendrick, Brian F. Hull, Kenneth E. Steben Revocable Trust, and the Steben Family Trust. Other than the Kenneth E. Steben Revocable Trust, and the Steben Family Trust, all of the Principals are engaged in making trading or operational decisions or supervise such persons. Below are the biographies of Mr. Steben, Mr. Bulley, Mr. Menard, Ms. Rosenberger, Mr. Kendrick and Mr. Hull.

Kenneth E. Steben is the General Partner’s founder, President and Chief Executive Officer. Mr. Steben, born in January 1955, received his Bachelor’s Degree in Interdisciplinary Studies, with a concentration in Accounting in 1979 from Maharishi University of Management. Mr. Steben holds his Series 3, 5, 7, 24, 63 and 65 FINRA licenses, and has been a CFTC listed Principal and registered as an Associated Person of Steben & Company since March 15, 1989, and has been registered as a Swap Associated Person of Steben & Company since February 11, 2013.

Michael D. Bulley is Senior Vice President of Research and Risk Management, and a Director. Mr. Bulley, born in October 1957, received his Bachelor’s degree in Electrical Engineering from the University of Wisconsin – Madison in 1980 and his Master’s in Business Administration with a concentration in Finance from Johns Hopkins University in 1998. Mr. Bulley is a CAIASM designee and Member of the Chartered Alternative Investment Analyst Association®. Mr. Bulley joined Steben & Company in November 2002, and holds Series 3, 7, 28 and 30 FINRA licenses. Mr. Bulley has been a CFTC listed Principal since February 11, 2003 and registered as an Associated Person and Swap Associated Person of Steben & Company since January 18, 2003 and February 11, 2013, respectively.

Neil D. Menard is Senior Vice President, Distribution, in charge of sales and marketing for the General Partner. Mr. Menard, born in August 1967, graduated from Colby College in 1989 with a BA in political science. Prior to joining Steben & Company in July of 2006, Mr. Menard was the Director of Sales for Engagement Systems, LLC, a strategic outsource solution for independent financial advisors from October 2004 to June of 2006, where he developed and implemented sales and service processes. From July 1997 to October 2004, Mr. Menard served as the Managing Director of New Business Development for SEI Investments Distribution Co. SEI is a provider of asset management, investment processing, and investment operations solutions for institutional and personal wealth management. Mr. Menard created sales and selection systems for the new business development team and utilized these processes to select independent investment advisors for SEI. Mr. Menard holds his Series 3, 7, 24 and 63 FINRA licenses, and has been a CFTC listed Principal since July 6, 2006 and registered as an Associated Person and Swap Associated Person of Steben & Company since August 7, 2006 and February 11, 2013, respectively.

Francine Rosenberger is General Counsel. Ms. Rosenberger, born in 1967, earned her Bachelor of Arts from Juniata College in 1989, and graduated magna cum laude, with a J.D., from The Columbus School of Law at Catholic University in 1995. Prior to joining the General Partner, Ms. Rosenberger was in the Investment Management practice at the law firm of K&L Gates from September 1995 until January 2013. At K&L Gates, Ms. Rosenberger specialized in the formation, structuring and operation of investment companies, ETFs, and commodity pools. She has been pending as a CFTC listed Principal of the General Partner since January 31, 2013.

Richard C. Kendrick is Chief Marketing Officer of Steben & Company. Mr. Kendrick, born in 1970, received his BS in management and communications from Adelphi University, and his MBA from Duke University. He has also completed the Marketing Strategy Program at Harvard Business School. Mr. Kendrick joined Steben & Company in November 2012, bringing many years of financial services marketing, branding and distribution experience.  Prior to joining Steben & Company, Mr. Kendrick was Managing Director and Head of Marketing for ProShare Advisors LLC, one of the world’s largest ETF companies from March 2009 to November 2012.  Previously, from December 2008 to March 2009, he was a volunteer marketing advisor with Teach for America, an education focused non-profit organization. Prior to that he was Vice President of Asset Management Marketing at Ameriprise Financial, a financial services company, from May 2007 through November 2008, and from June 2002 until May 2007 he was a Marketing Director for Rydex Investments, a mutual fund company. Mr. Kendrick holds Series 7, 24 and 63 licenses, and is a General Securities Principal. He has been a CFTC listed Principal of Steben & Company since February 8, 2013, and is pending as an Associated Person and Swap Associated Person since December 27, 2012 and February 7, 2013, respectively.

7

Brian F. Hull is Chief Compliance Officer. Mr. Hull, born in 1968, joined the General Partner in July 1997, and since that time has held several positions in the firm’s compliance and operations departments. Prior to joining the General Partner, Mr. Hull served as Chief Compliance Officer at Tiger Investment Group, Inc., a broker dealer, from December 1995 to July 1997. Mr. Hull holds Series 3, 7, 24 and 28 licenses, and is both a General Securities and Financial and Operations Principal. He has been registered as an Associated Person of Steben & Company since January 14, 1998, as a Swap Associated Person since February 11, 2013 and clisted as a CFTC Principal since October 10, 2012.

John Dolfin was approved as a Principal of the General Partner on July 2, 2012.

As of December 31, 2012, Mr. Bulley owns $20,408 of Series I Units, Mr. Menard owns $7,620 of Series I Units, and Mr. Serger owns $40,958 of Series I Units in the Fund.

Investment of the General Partner in the Fund (Page 28 of the Prospectus)

As of December 31, 2012, the value of the General Partner’s Interest in the Fund was $782,908.

The Trading Advisors (Page 28 of the Prospectus)

As of October 10, 2012 the Fund began allocating a percentage of its assets to a fourth trading advisor, Quantitative Investment Management, LLC (“QIM”). The anticipated allocations to the Fund’s trading advisors as of December 31, 2012 are set forth below. However, such allocations may be altered at any time in the sole discretion of the General Partner.

Aspect Capital, Ltd.	34%
Blackwater Capital Management, LLC	22%
Estlander & Partners, LLP	29%
QIM	15%

ASPECT CAPITAL LIMITED

The principals of Aspect are Anthony Todd, Martin Lueck, Kenneth Hope, John Wareham, Barney Dalton, Jean-Michel Fayolle, Commerce House Trustees Limited as Trustee of Aspect Capital Employee Benefit Trust Number 2, and, as of September 6, 2012, Jonathan Edward Stark Greenwold. The biography for Mr. Greenwold is set forth below:

Jonathan Greenwold, Director of Legal and Compliance: Mr. Greenwold joined Aspect in June 2008 and in July 2011 was appointed as Director of Legal and Compliance. Mr. Greenwold has been Aspect's Company Secretary since May 2011. Prior to joining Aspect, Mr. Greenwold worked at the international law firm Slaughter and May, initially as a trainee solicitor from August 2001 to November 2003 and subsequently as a UK qualified solicitor from November 2003 to May 2008. Mr. Greenwold holds an M.A. in law from City University, London and an M.A. in history from St Hugh's College, Oxford University. He has been a CFTC listed principal of Aspect since September 6, 2012.

As of December 31, 2012, Aspect had total assets under management of approximately $6.7 billion (including notional), with approximately $6.7 billion (including notional) in the Diversified Program.

Aspect has been registered with the CFTC as a Swap Firm since December 27, 2012. Anthony Todd was approved as a Swap Associated Person of Aspect on December 27, 2012. Martin Lueck was approved as a Swap Associated Person of Aspect and Aspect Capital Inc. on December 27, 2012.

8

ESTLANDER & PARTNERS, LTD.

As of December 31, 2012, EP was managing approximately $846 million (including notional funds), including $431 million in the Alpha Trend Program utilized by the Fund.

EP, Martin Estlander and Estlander Holding ltd all were approved as Principals of Estlander & Partners Inc., a registered commodity trading advisor, on May 25, 2012, Martin Estlander was approved as a principal of Estlander & Partners Inc. on May 25, 2012.

BLACKWATER CAPITAL MANAGEMENT, LLC

As of December 31, 2012, Blackwater had total assets under management of approximately $426 million (including notional funds).

The principals of Blackwater are James Jefferson Austin, Andrew Silwanowicz and Christine Kuna. The biography of Ms. Kuna is set forth below.

Christine Kuna is Chief Operating Officer of Blackwater, and is pending as a CFTC listed Principal. In April 1999, Ms. Kuna joined Derivatives Portfolio Management, LLC (“DPM”) a hedge fund administrator, as Treasurer and Director of Shareholder Services. DPM evolved into DPM Mellon, LLC which then became Bank of New York Mellon Corporation, Alternative Investment Services. Following these mergers, she served as a Managing Director responsible for all operational areas within the hedge fund administration business. Ms. Kuna left Bank of New York Mellon in January 2010 and took leave until she joined SEI, an Investment Manager, in February 2011. There she managed two teams responsible for shareholder reporting. Ms. Kuna left SEI, Investment Manager Services in July 2011, taking leave until she joined Blackwater in December 2011. Ms. Kuna received her BS with honors in Finance from Rider University in 1994.

QUANTITATIVE INVESTMENT MANAGEMENT LLC

Quantitative Investment Management, LLC (“QIM”), is a Virginia limited liability corporation formed on April 27, 2003. QIM was registered with the CFTC on January 16, 2004 as a CTA and as a CPO on April 1, 2005 under the Commodity Exchange Act, as amended. QIM became a member of the NFA on January 16, 2004. QIM’s main office is located at 401 East Market Street, Suite 104, Charlottesville, VA 22902. The telephone number is (434) 817-4800. As of December 31, 2012, QIM had approximately $4.4 billion in total assets under management, including $3.6 billion in the QIM Global Program, which began trading client accounts in October 2003, and is the program utilized by the Fund.

The Principals

Jaffray Woodriff co-founded QIM in 2003. He guides all aspects of QIM’s business and is chiefly responsible for the constant innovation and improvement of the models and techniques that underlie QIM’s predictions, trading, and risk management. Mr. Woodriff graduated from the University of Virginia with a BS in Commerce in 1991. Mr. Woodriff has been registered with the CFTC as an associated person and listed as a principal of QIM since January 16, 2004 and January 13, 2004, respectively.

Michael Geismar co-founded QIM in April 2003 with Mr. Woodriff after 18 months of successfully trading their proprietary accounts. As the head of trading for QIM, he implements the firm’s investment models and oversees its portfolio management. Mr. Geismar also manages investor relations and QIM’s general business affairs. Mr. Geismar graduated from the University of Virginia in 1994 with a BA in Mathematics and a minor in Statistics. Mr. Geismar has been registered with the CFTC as an associated person and listed as a principal of QIM since November 28, 2005 and January 16, 2004, respectively.

Greyson Williams co-founded QIM in April 2003 after working with Mr. Woodriff and Mr. Geismar as a consultant beginning December 2002. He serves as an analyst, assists in statistical analysis and the development of predictive and risk models, and manages the internal databases and in-house software development. Mr. Williams graduated from the University of Virginia in 1995 with a BA in English and a minor in Art History. Mr. Williams has been registered with the CFTC as an associated person and listed as a principal of QIM since November 28, 2005 and January 16, 2004, respectively.

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Ryan Vaughan has spent the last ten years working in financial and corporate management. Mr. Vaughan joined QIM in September 2005 and became Chief Financial Officer and Chief Compliance Officer in January 2006.

In the fall of 2002, Mr. Vaughan began providing investment consulting services as a registered investment advisor to retail clients, including work for the following financial institutions: UBS Financial Services (September 2002 through February 2004), Blue Ridge Financial Planning Services (February 2004 through September 2005) and under a sole proprietorship registered investment advisory (“RIA”) practice (September 2005 through June 2011).

Mr. Vaughan graduated from the University of Virginia in 1993 with a BS in Commerce, concentrating in Management Information Systems. Mr. Vaughan graduated from the University of Georgia in 1995 with an MBA with concentrations in economics and finance. Mr. Vaughan earned the Chartered Financial Analyst (CFA) designation in 2003. Mr. Vaughan has been registered with the CFTC as an associated person and listed as a principal of QIM since June 8, 2006 and October 31, 2006, respectively.

Paul McKee joined QIM in January 2005 and became Chief Technology Officer in March 2009. His responsibilities include managing developers and other technical staff, developing QIM's broad technical strategy and assisting with maintenance and development of predictive code. Before coming to QIM, Mr. McKee was a research physicist at the University of Virginia for four years from September 2000 through October 2004. His research was primarily conducted at Department of Energy particle accelerator facilities in Newport News, Virginia, and Stanford University, California. From November 2004 through December 2004 Mr. McKee was between employment positions. Mr. McKee graduated from Georgetown University in 1990 with a B.S. in Physics and a minor in Computer Science, from the University of Virginia in 1995 with an M.A. in Physics, and from the University of Virginia in 2000 with a Ph.D. in Nuclear Physics. Mr. McKee has been registered with the CFTC as an associated person and listed as a principal of QIM since February 17, 2009 and March 3, 2009, respectively.

Molly Dunnington joined QIM in May 2009 and became CCO in January 2011.  Ms. Dunnington’s responsibilities include all CFTC and NFA compliance reporting and recordkeeping.  Before joining QIM, Ms. Dunnington was vice president, finance at The Community Foundation Serving Richmond & Central Virginia, a tax-exempt charitable organization, from May 2002 through April 2009.  Prior to that, she worked in the audit practice at KPMG, an accounting firm, from January 1998 through May 2002.  Ms. Dunnington graduated from the University of Virginia in 1998 with a B.S. in Commerce with a concentration in accounting, and has been registered with the CFTC as an associated person and listed as a principal of QIM since January 26, 2011 and January 25, 2011, respectively.

The Trading Approach

The Advisor utilizes the QIM Global Program (the “Global Program”) in managing the Fund’s assets.

QIM currently employs numerous quantitative trading models that utilize pattern recognition to predict short, medium, and long-term price movements in a variety of global derivatives markets, including those relating to currencies, metals, stock indices, interest rates, energies and agricultural commodities. All models are tested across massive data sets that expose them to a gamut of market, economic, and political environments, as well as a wide range of time frames and interactions. Only those models that prove to be the most robust, statistically significant, and conceptually diverse are used in actual trading. The resultant system of models offers what QIM believes to be reliable signals that guide market timing and trade allocation.

QIM’s trading strategies and models may be revised from time to time as a result of ongoing research and development that seeks to devise new strategies and systems as well as to improve current methods. The strategies and systems used by QIM in the future may differ significantly from those presently used, due to changes resulting from this research. Clients will generally not be informed of these changes as they may occur.

Risk Management. The enduring success of any trading program relies heavily on the risk management used in implementing the strategy. QIM applies highly sophisticated risk management procedures that take into account the price, size, volatility, liquidity, and inter-relationships of the contracts traded. Each day’s risk allocation to each contract is based solely on liquidity and signal strength. During significant drawdowns in equity, QIM reduces market exposure by scaling back the overall leverage.

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Trading. The execution of QIM’s trading strategies is systematic. All facets of the predictive models, risk management, and trade allocation are fully automated. However, discretion plays a role in the evolution of the trading system over time as QIM does seek improvements to the trading strategy.

In addition to the abundance of technologies driving the daily trading, QIM’s staff evaluates every market in which it trades on a daily basis and monitors numerous other factors, including, but not limited to: volume and open interest, news, correlation pairings, cash prices, opening calls, slippage and volatility.

The trading is discretionary in that final decisions are made, and systems occasionally overridden, based on the full set of information that has been compiled. That being said, the trading system is overridden very rarely and only in extraordinary circumstances.

QIM’s programs seek to profitably trade each of the markets in which they participate while taking advantage of the diversification available from such a varied list of futures contracts. The trading programs often take opposing long and short positions within the same or related classes of correlated futures. Taken in conjunction with the powerful effect of diversification across a broad range of contracts, this generally results in far less risk than trading a single market with similar leverage. Other futures contracts or currencies may be added if QIM’s research demonstrates that such an addition would enhance that program’s performance.

Legal Proceedings. There have been no material administrative, civil or criminal judgments against QIM or its principals.

Trading Advisor Management Fees (page 43 of the Prospectus)

QIM does not receive a Trading Advisor Management Fee.

Trading Advisor Incentive Fees (Page 44 of the Prospectus)

QIM will earn a Trading Advisor Incentive Fee equal to 30% of Trading Profits generated by QIM. “Trading Profits” in respect of QIM are the sum of: (i) the net of all realized profits and losses on account commodity positions liquidated during the quarter, plus (ii) the net of all unrealized profits and losses net of accrued Brokerage Commissions and Trading Expenses, NFA fees and give up fees on account commodity positions open as of the quarter end, minus (iii) the net of all unrealized profits and losses on account commodity positions open at the end of the previous quarter end, (iv) any cumulative net realized losses (which will not include Trading Advisor Incentive Fee expenses) from such Trading Advisor’s trading of the account carried forward from all previous quarters since the last quarter for which a Trading Advisor Incentive Fee was payable to such Trading Advisor, and (v) a portion of the monthly ongoing operational and administrative costs, fees and expenses of the Fund of 0.12% per month (1.44% annually). Trading Profits will be calculated solely on the basis of assets allocated to the Advisor, and incentive fees will not be paid on interest income earned in the account.

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